BIZZINGO, INC.

63 Main Street, Suite 202

Flemington, New Jersey 08822

(908) 968-0838

April 4, 2012

Mr. Ron Alper

Staff Attorney

Securities and Exchange Commission

Washington, DC

Re: Bizzingo, Inc.

Form 10-K for the Fiscal Year Ended May 31, 2011

Dear Mr. Alper:

This letter responds to the Staff’s comment letter dated March 26, 2012 regarding the above referenced filing. For reference purposes, each numbered responses below responds to the corresponding comment in your comment letter.

1. In response to comment #1; the Company has inquired about changing its Primary Standard Industrialization Classification Code Number as requested in your comment letter. We were informed that in order to change our code, we would have to be revenue generating. As a result, we are unable to change our code.

2. In response to comment #2; the undersigned became Chairman and Chief Executive Officer of the Company on October 4, 2010. On that date, the undersigned resigned as an officer of Groupmark Financial Services, Ltd. (Groupmark), and also surrendered my ownership interest in Groupmark. Based upon the current status of the Company, Groupmark would not required to be identified in the Summary Compensation Table pursuant to Item 402 of Regulation S-K.

3. In response to comment #3; based upon the current status of the Company, the Company’s relationship with Groupmark would not required to be disclosed pursuant to Item 404(a) of Regulation S-K.

4. In response to comment #4; the Company will provide an appropriate exhibit list as required under Item 6.01(a) of Regulation S-K. As requested, current exhibit list is attached hereto.

In closing, the Company acknowledges that;

(a). It is responsible for the adequacy and accuracy of the disclosure contained within its filings,

(b). Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;

(c). It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federals securities laws.

We trust that the above is responsive to the Staff’s comments and questions, but we remain available to answer any addition questions that the Staff may have. Please do not hesitate to contact our attorney Daniel H. Luciano at 908-832-5546, if you have any questions regarding this letter. We plan to file such amendments referenced above as promptly as possible following your concurrence of our positions.

Sincerely,

/s/ Douglas Toth

Douglas Toth

President